MPLX LP

200 East Hardin Street

Findlay, Ohio 45840

October 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	MPLX LP
Registration Statement on Form S-1
File No. 333-182500

Dear Mr. Schwall:

On behalf of MPLX LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on October 24, 2012, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MPLX LP

By:	MPLX GP LLC,
its General Partner

By:	/s/ J. Michael Wilder
J. Michael Wilder Vice President, General Counsel and Secretary

cc:	Sirimal R. Mukerjee, Securities and Exchange Commission
William N. Finnegan IV, Latham & Watkins LLP Brett E. Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
William J. Cooper, Andrews Kurth LLP